Exhibit 99.6

1. Report of the board of directors

This report of the board of directors has been prepared in accordance with the Articles 3:5, 3:6, §1 and 3:32, §1 of the Belgian Companies and Associations Code of 23 March 2019 (as amended) (the “Belgian Companies and Associations Code” or “BCAC”) and relates to the position of MDxHealth SA, a company domiciled and incorporated in Belgium (the “Company”, and together with its subsidiaries, “MDxhealth”), and the Company’s statutory and consolidated annual accounts for the financial year ended on December 31, 2023.

1.1 Developments, results, risks and uncertainties

1.1.1 Management’s discussion and analysis of the statutory financial statements of 2023 and 2022

The statutory annual accounts presented in this section of the board of directors’ report have been prepared by the board of directors, which, on May 6, 2024 authorised them to be published. The annual accounts were signed on behalf of the Company by Koen Hoffman, the Chairman of the board of directors. The annual accounts will be submitted to the shareholders for final approval during the ordinary general shareholders’ meeting to be held on May 30, 2024.

Revenue

Sales and services for the financial year ending December 31, 2023 amounted to EUR 3,233,610 compared to EUR 2,983,328 for the financial year ending December 31, 2022. Turnover for the financial year 2023 primarily includes licensing revenue obtained from US subsidiaries, which was up from the previous year due to increased royalties resulting from the acquisition of GPS in August 2022.

Cost of sales and services

The cost of goods includes royalties that the Company must pay to third parties, and the costs incurred by analyses conducted on behalf of customers.

Miscellaneous services and goods decreased from EUR 11,041,112 in 2022 to EUR 8,614,370 in 2023, meaning a decrease of EUR 2,426,742. This is explained by a decrease in insurance, consultancy & legal fees, which is partially offset by an increase in the costs incurred by listing on the NASDAQ Capital Market.

The operating result went from a loss of EUR 9,257,616 in 2022 to a loss of EUR 7,493,015 in 2023, following the decrease in insurance, consultancy & legal fees, which is partially offset by an increase in the costs incurred by listing on the NASDAQ Capital Market & the full year depreciation of GPS.

Financial results

The financial results are composed of income from financial assets on one hand, namely income from interests on inter-Company receivables, which amounted to EUR,3,266,127 in 2022 and rose to EUR 4,891,406 in 2023, but also positive exchange differences of EUR 256,503 and, on the other hand, debt charges, other financial expenses, and non-recurring financial expenses, which amounted to EUR 2,596,958 in 2022 and rose to EUR 6,269,866 in 2023. In 2023, the net financial result corresponds to a loss of EUR 658,634 compared to a profit of EUR 3,500,521 in 2022.

Net loss

The Company ended the 2023 financial year with a net loss of EUR 28,370,081 compared to a net loss of EUR 47,822,442 the previous year.

Liquidity, working capital and sources of financing

Cash and cash equivalents amounted to EUR 18,851,952 as of December 31, 2023, compared to EUR 11,835,882 on December 31, 2022. The net income from new sources of financing was offset by an operational use of cash for the primary purpose of financing the cash requirements of the American and Dutch subsidiaries.

Notes on the approval of the statutory financial statements

The statutory annual accounts have been prepared in accordance with generally accepted accounting principles in Belgium, and present a true and fair view of the various activities conducted by the Company during the past financial year. Mr. Mike McGarrity, the CEO and managing director, declares, on behalf of the board of directors that, to the best of the board’s knowledge, the statutory annual accounts, prepared in accordance with generally accepted accounting principles in Belgium, present a true and fair view of the assets and liabilities of the Company, as well as the financial situation and operating results of the Company.

Based on the annual accounts, the following can be noted:

●	Results for the financial year

The Company closed its annual accounts with a net loss of EUR 28,370,081. This net loss is primarily the result of operating activities during the past year.

●	Capital, legal reserves, unavailable reserves and loss carried forward

The Company’s subscribed capital amounts to EUR 164,302,752.89. Share premiums amount to EUR 126,480,632.

The Company has no legal reserves.

A cumulative loss recorded at the closing of the annual accounts amounts to EUR 203,495,750. The Company is not required to set aside additional sums.

●	Allocation of results

We propose carrying forward the profit for the financial year as follows:

➢	Loss for the financial year to be allocated	EUR 28,370,081

➢	Loss carried forward from previous financial years	EUR 175,125,669

➢	Loss to be carried forward	EUR 203,495,750

Since the Company has recorded a loss carried forward, the continuity rules must be justified. The Company has experienced net losses and significant cash outflows from operating activities since it was founded in 2003 and, as of December 31, 2023, had an accumulated deficit of EUR 203,495,750, or a net loss of EUR 28,370,081. As of December 31, 2022, the accumulated deficit amounted to EUR 175,125,669, with the net loss amounting to EUR 47,822,442. Management expects the Company to continue suffering net losses and having significant cash outflows for at least the next twelve months. Although these conditions, and others, may cast significant doubt over the ability of the Company to continue its activities, the financial statements have been drafted on the assumption that the Company will continue operations. This accounting method provides for the recovery of its assets and the settlement of its debts during the normal course of its activities. A successful transition to profitable operation depends on the Company achieving a level of positive cash flow that is sufficient to support the cost structure. As of December 31, 2023, the Company’s cash and cash equivalents amounted to EUR 18,851,952. On May 1, 2024, the Company’s U.S. subsidiary closed a $100 million loan and security agreement with funds managed by OrbiMed Advisors LLC. The Group drew down $55 million from this loan, replacing the existing $35 million debt facility with Innovatus. Taking into account the above financial situation and on the basis of the most recent business plan including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to meet the conditions and covenants in the OrbiMed credit facility and to be able to access additional cash through debt, equity or other means, for which at this moment a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. The Company also believes the going concern assumption is justified based on its ability to realize cost savings in case it will not be successful in raising additional cash through debt, equity or other means.

1.1.2 Management’s discussion and analysis of the consolidated financial statements of 2023 and 2022

The following consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU (“EU-IFRS”) and collectively “IFRS”. The accounting policies and notes are an integral part of these consolidated financial statements. The following consolidated accounts differ from the non-consolidated statutory annual accounts of MDxHealth, which have been prepared in accordance with Belgian GAAP.

The financial statements in this section of the board report have been approved and authorized for issue by the board of directors on May 6, 2024. The financial statements have been signed on behalf of the Company by Koen Hoffman, Chair of the Board of Directors. The financial statements will be submitted to the shareholders for their final approval at the ordinary general shareholders’ meeting to be held on May 30, 2024.

Revenues

Total revenue for 2023 was $70.2 million, an increase of 89% as compared to total revenue of $37.1 million for 2022. 2023 revenues were comprised of $30.9 million from GPS, 24.8 million from Confirm mdx, $9.7 million from Resolve mdx, with the remaining revenues from Select mdx and other.

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled service provider, the Company bills the regional Medicare Administrative Contractor (“MAC”) for CMS that covers the region where the testing service is performed by the Company. The Confirm mdx test obtained a positive Medicare local coverage determination (“LCD”) in 2014, the GPS test obtained a positive Medicare coverage LCD in 2015, and the Select mdx test obtained a positive Medicare coverage LCD in 2023, each of which provides coverage for Medicare patients throughout the United States.

In 2023, Medicare represented the only payer generating over 10% of the Company’s revenues, for a total of $27.7 million (2022: $15.8 million; 2021: $8.5 million).

At the end of 2023, the Company had concluded agreements with 140 commercial payors for Confirm mdx (2022: 129; 2021: 119), 84 commercial payors for Select mdx (2022: 62; 2021: 54) and 62 commercial payors for GPS (2022:29; 2021: 0).

In 2023, the Company earned 99.7% (2022: 99.8%) of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. In 2023, the clinical laboratory testing in the U.S. CLIA laboratory represented 99% of the Company’s revenue (2022: 99%), while the out-licensing of intellectual property revenue in Europe represented less than 1% (2022: less than 1% too).

Cost of sales (exclusive of amortization of intangible assets)

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excludes from cost of sales and are presented separately in the statement of profit or loss.

Cost of sales for 2023 amounted to $26.3 million, compared to $17.8 million in 2022.

Research and development expenses

Thousands of $ For the years ended December 31	2023	2022
Personnel costs	3,693	2,453
Depreciation	428	212
Impairment	-	44
Lab consumables	639	713
Patent expenses	83	430
External collaborator fees	199	783
Clinical validation	765	584
Other expenses	569	278
Total research and development expenses	6,376	5,497

Research and development expenses consist of costs incurred for the development and improvement of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products.

Total research and development expenses increased by $0.9 million, or 16%, primarily due to annual compensation increases, as well as an increase in ongoing clinical studies, partially offset by savings in patent expenses, lab consumables, and external collaborator fees.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	2023	2022
Personnel costs	27,952	19,070
Depreciation	888	750
Professional fees	710	1,259
Marketing expenses	5,075	2,843
Travel expenses	1,061	789
Offices & facilities expenses	459	356
Other expenses	770	637
Total selling and marketing expenses	36,915	25,704

MDxHealth’s sales and marketing expenses are expensed as incurred and include costs associated with its sales organization, including its direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

Selling and marketing expenses increased by $11.2 million, or 44%, compared to 2022, primarily due to an increase in personnel costs related to the Company’s acquisition of the GPS business in August 2022, as well as increased direct marketing expenses, travel expenses, facilities expenses, and depreciation offset by a decrease in outside professional fees.

General and administrative expenses

Thousands of $ For the years ended December 31	2023	2022
Personnel costs	10,184	8,995
Depreciation	737	734
Professional fees	6,706	7,762
Public company expenses	2,701	4,025
Travel expenses	130	79
Offices & facilities expenses	1,266	1,142
Royalties to third parties	28	47
Board fees	366	394
Other expenses	892	130
Total general and administrative expenses	23,010	23,308

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

General and administrative expenses decreased in 2023 by $0.3 million or 1%. Despite an increase in personnel costs of $1.2 million, there were decreases in public company expenses as well as a decrease in professional fees from the 2022 acquisition of GPS. Professional fees for 2023 included one-time expenses related to the transition from the Company’s past dual listing on Euronext Brussels and NASDAQ to a sole listing on NASDAQ as well as the amendment to the asset purchase agreement with Exact Sciences.

Amortization of intangible assets

Thousands of $ For the years ended December 31	2023	2022
Research and development	3,157	2,060
Selling and marketing	1,315	878
General and administrative	22	231
Total amortization of intangible assets	4,494	3,169

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination. In 2023, the Company segregated “amortization of intangible assets” from other operating categories in the statement of profit or loss and is presenting amortization of intangible assets as a separate category. Prior periods balances have been reclassified to conform to current period presentation. Intangible assets increased by $1.3 million from 2022 to 2023 due to the fact that 2022 was a partial year of amortization expense for the GPS intangible assets.

Financial results

Innovatus debt facility

On August 2, 2022, the Company entered into a $70 million loan and security agreement with Innovatus Life Sciences Lending Fund I, LP (“Innovatus”), which loan also replaced the Company’s €9 million debt facility with Kreos Capital. At closing, an amount of $35 million was drawn, with an additional $35 million remaining available as a $20 million term B loan and a $15 million term C loan that could be drawn in 2024 and 2025 respectively, subject to certain conditions whereby there could be no assurance that these conditions would be satisfied and that the Company would be able to draw any further term loan amounts under this facility. The loans were secured by assets of the Company including intellectual property rights. Remaining proceeds of the loans were to be used for working capital purposes and to fund general business requirements.

The loans accrued interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and required interest-only payments for the initial four years. As contractually agreed, and at the election of the Company, a portion of the interest would become payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans were to mature on August 2, 2027. The lenders had the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into shares of the Company at a price per share equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into shares of the Company would be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consisted of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans.

Security had been granted over all assets (including IP rights) owned by the Company and MDxHealth, Inc. The loan agreement contained customary financial covenants and general affirmative and negative covenants, including limitations on the Company’s ability to transfer or dispose of assets, change our business, merge with or acquire other companies, incur additional indebtedness and liens, make investments, pay dividends and conduct transactions with affiliates.

The Innovatus debt facility has been accounted for as a hybrid financial instrument which includes a host financial liability as well as an embedded derivative financial instrument being an equity conversion call option at a fixed rate of up to 15% of the aggregate outstanding principal amount through August 2, 2025.

The embedded derivative is not considered to be closely related to the host financial liability given the differences in economics and risks, and as such both are accounted for separately:

●	The host financial liability is recognized at amortized cost applying the effective interest rate method and has been accounted for as non-current loans and borrowings;

●	The embedded derivative convertible (American) call option is recognized at fair value using a binomial tree option pricing model whereby the fair value is based on the actual stock price and the estimated volatility of the Company’s shares on NASDAQ since the Company’s IPO on November 4, 2021, and through the valuation date. The volatility measured on August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at December 31, 2023 was 72.92% (2022: 64.82%). Any changes to the fair value of the embedded derivative will be recognized through the statement of profit or loss. The derivative financial instrument has been accounted for as other current financial liabilities.

On May 1, 2024, the Innovatus facility was repaid in full in the context of its refinancing via the OrbiMed credit agreement entered into by the Company on the same day (see also section 1.2 of this report for further information on the OrbiMed credit agreement). In this context, all securities granted in favour of Innovatus have been released.

For the year ended December 31, 2023, financial expenses, were primarily comprised of a negative fair value adjustment for the GPS contingent consideration of $9.1 million resulting from changes in net present value, interest charges of $5.2 million related to the Innovatus debt facility, and $2.2 million related to the 5-year warrant issued to Exact Sciences as part of the amended GPS asset purchase agreement.

Net loss

Operating expenses increased by 25% to $71.3 million compared to $57.1 million for the prior year, primarily driven by the acquisition of the GPS test in August 2022, and includes $2.6 million of non-recurring expenses, primarily attributed to the transition from the Company’s past dual listing on Euronext Brussels and NASDAQ to a sole listing on NASDAQ. Net loss decreased by 2% to $43.1 million compared to $44.0 million for the prior year, driven by the factors mentioned above, partially offset by an increase of $11.9 million in financial expenses, of which $9.1 million was non-cash and primarily related to the GPS contingent consideration.

Liquidity, working capital and capital resources

Net cash used in operations was $21.5 million for year ended December 31, 2023, compared to $34.1 million for the year ended December 31, 2022. The decrease of cash used in operations of $12.6 million was primarily due to a lower operating loss of $10.6 million as well as a higher adjustment for non-cash related items such depreciation and amortization.

Net cash used in investing activities for the year ended December 31, 2023, was $3.9 million compared to $29.0 million for the year ended December 31, 2022. The decrease in net cash from investing activities primarily related to the acquisition of the GPS business which occurred during 2022.

Net cash from financing activities for year ended December 31, 2023, was $32.3 million compared to $20.7 million for the year ended December 31, 2022. Cash from financing activities for the year ended December 31, 2023, were primarily derived from net proceeds of $39.6 million from our registered public offering in March 2023. Cash from financing activities for the year ended December 31, 2022 were primarily derived from the $35.0 million debt facility from Innovatus, partially offset by the repayment of $10.8 million to Kreos Capital.

Balance sheet

The key ratios from balance sheet at December 31, 2023 in comparison with 2022 are presented in the following table:

For the years ended December 31	2023	2022
Cash & cash equivalents as a % of total assets	17%	13%
Working capital as a % of total assets	14%	9%
Solvency ratio (equity/total assets)	6%	8%
Gearing ratio (Financial debt/equity)	502%	381%

Cash and cash equivalents of $22.4 million account for 17% of total assets at December 31, 2023. The other major assets are goodwill, intangible and tangible assets ($85.2 million or 66% of total assets), and receivables over the period 2023 ($11.1 million or 9% of total assets).

Total equity of $7.2 million accounts for 6% of the total balance sheet at December 31, 2023. The other major liabilities are loans and borrowings ($36.2 million or 28% of total assets), lease liabilities ($5.1 million or 4% of total assets), trade payables ($8.8 million or 7% of total assets) and other liabilities (short term and long term for $71.8 million or 56% of total assets).

Taxation

The losses of MDxHealth in the last three years imply that no income taxes are payable for these years. December 31, 2023., the Company had net tax losses carried forward amounting to $308.7 million. Due to the uncertainty surrounding the Company’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets on its balance sheet.

1.1.3  Information regarding major risks and uncertainties

MDxHealth is subject to the following risks:

Risks related to the Company’s business and industry

Financial risks

●	MDxHealth has a history of losses and expects to incur net losses in the future and may never achieve profitability.

●	MDxHealth may require substantial additional funding to continue its operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

●	MDxHealth’s term loan contains restrictions that limit its flexibility in operating its business, and if the Company fails to comply with the covenants and other obligations under its loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing its obligations.

●	MDxHealth may engage in acquisitions that could disrupt its business, cause dilution to its stockholders and reduce its financial resources.

●	MDxHealth’s federal loan subjects the Company to a variety of federal regulations and although the Company may apply for forgiveness of this loan it may not be forgiven.

Strategic and commercial risks

●	The molecular diagnostics industry is highly competitive and characterised by rapid technological changes and the Company may be unable to keep pace with its competitors.

●	The commercial success of MDxHealth will depend on the market acceptance and adoption of its current and future tests.

●	MDxHealth faces uncertainties concerning the coverage and reimbursement of its tests by third-party payors.

Intellectual property risks

●	If MDxHealth is unable to retain intellectual property protection in relation to its Confirm mdx, Select mdx and GPS tests or if it is required to expend significant resources to protect its intellectual property position, its competitive position could be undercut.

Operational risks

●	Billing and collections processing for the Company’s tests is complex and time-consuming, and any delay in transmitting and collecting for claims could adversely impact revenue.

●	MDxHealth faces an inherent risk of product liability claims.

●	MDxHealth’s laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

●	MDxHealth relies on a limited number of third-party suppliers for services and items used in the production and operation of its testing solutions, and some of those services and items are supplied from a single source. Disruption of the supply chain, unavailability of third-party services required for the performance of the tests, modifications of certain items or failure to achieve economies of scale could result in a reduction in revenues, which could be material depending on the length of the supply disruption.

●	Security breaches or loss of data may harm MDxHealth’s reputation and expose it to liability.

Regulatory risks

●	Failure to comply with governmental payor regulations could result in MDxHealth being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect MDxHealth’s revenues, given the importance of reimbursement to its revenue base.

●	MDxHealth conducts business in a heavily regulated industry, and changes in, or violations of, applicable regulations may, directly or indirectly, adversely affect its operational results and financial condition, which could harm its business.

●	If the FDA were to begin requiring approval or clearance of the Company’s tests, the Company could incur substantial costs and time delays associated with meeting requirements for premarket clearance or approval.

●	MDxHealth expects to make significant investments to research and develop new tests, which may not be successful.

●	MDxHealth’s research and development efforts will be hindered if it is not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

●	MDxHealth’s expansion of its business beyond the United States has resulted in additional regulatory requirements with which it must comply.

●	MDxHealth’s operating results could be materially adversely affected by unanticipated changes in tax laws and regulations, adjustments to its tax provisions, exposure to additional tax liabilities, or forfeiture of its tax assets.

Risks relating to the Company’s NASDAQ listing and its ordinary shares

●	The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As a result of being a public company trading in the U.S., the Company is subject to regulatory compliance requirements, including Section 404, and if the Company fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud.

●	The Company will likely not be in a position to pay dividends in the near future and intends to retain all earnings.

●	Certain significant shareholders of the Company may have different interests from the Company and may be able to control the Company, including the outcome of shareholder votes.

●	The market price of the Company’s shares may fluctuate widely in response to various factors.

●	The Company’s securities are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move securities for trading between such markets.

●	Future sales of substantial amounts of the Company’s shares, or the perception that such sales could occur, could adversely affect the market value of the Shares.

●	Any future capital increases by the Company could have a negative impact on the price of the Company’s shares and could dilute the interests of existing shareholders.

1.2. Information about important events after the closing of the financial year and circumstances that could significantly influence the development of MDxHealth

OrbiMed credit agreement

On May 1, 2024, the Company entered into a credit agreement, by and between the Company, as guarantor, MDxHealth, Inc., a wholly-owned subsidiary of the Company, as borrower, and one or more affiliates of OrbiMed as lenders and administrative agent.

The credit agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to USD 100 million, of which (i) USD 55 million was advanced on the date of closing, (ii) USD 25 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and, and (iii) USD 20 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions.

All obligations under the OrbiMed credit agreement are guaranteed by the Company and all of the Company’s subsidiaries (other than MDxHealth, Inc. and subject to certain exceptions) and secured by substantially all of MDxHealth, Inc.’s and each guarantor’s assets. If, for any quarter until the maturity date of the loan facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the OrbiMed credit agreement, MDxHealth, Inc. shall be required to repay the outstanding principal amount of the loan facility in equal monthly instalments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the loan facility. MDxHealth, Inc. shall repay amounts outstanding under the loan facility in full immediately upon an acceleration as a result of an event of default as set forth in the credit agreement, together with a repayment premium and other fees.

During the term of the loan facility, interest payable in cash by MDxHealth, Inc. shall accrue on any outstanding amounts under the loan facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the loan facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. MDxHealth, Inc. will pay certain fees with respect to the loan facility, including an upfront fee, an unused fee on the undrawn portion of the loan facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses of OrbiMed.

The Company also agreed to issue warrants to affiliates of OrbiMed to subscribe for up to 1,243,060 new ordinary shares, with no par value, at an exercise price of USD 2.4134 per ordinary share. The issuance of the warrants is subject to an approval by an extraordinary general shareholders’ meeting of the Company, to be convened by the Company. The warrants will have a term of five years from their issuance date. The warrants’ terms and conditions will contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances.

As part of the OrbiMed credit facility, the Company repaid in full its existing $35 million debt facility with Innovatus.

ATM facility

On April 30, 2024, the Company entered into a sales agreement with TD Securities (USA) LLC (“TD Cowen”) with respect to an equity offering program under which the Company may offer and sell Company’s ordinary shares, no par value, having an aggregate offering price of up to USD 50.0 million from time to time, through TD Cowen as its sales agent.

Sales of Company’s ordinary shares, if any, in the offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. TD Cowen is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ordinary shares requested to be sold by the Company, consistent with TD Cowen’s normal sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Company will pay TD Cowen a commission equal to three percent (3.0%) of the gross sales price per ordinary shares sold through TD Cowen under the sales agreement and also has agreed to provide indemnification and contribution to TD Cowen with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of ordinary shares pursuant to the sales agreement. The facility will terminate upon the earlier of (i) the sale of all ordinary shares subject to the sales agreement and (ii) the termination of the sales agreement as permitted therein. Each of the Company and TD Cowen may terminate the sales agreement at any time upon four days’ prior notice.

Other

Notwithstanding the above, since the end of the last financial year, there have been no significant developments in the financial or trading position of the Company that would have required the publication of audited or interim financial information.

1.3. Research and development

In 2023, MDxHealth conducted product development projects based on the discovery R&D performed in the prior years for both its clinical diagnostic product pipeline and clinical trials. Extensive work was performed in development of MDxHealth’s clinical solutions for prostate and bladder cancers.

1.4. Use of financial instruments

The functional currency changed from the EURO to the US Dollar as of July 1, 2014. In consequence, the currency risk is concentrated on European operations.

Virtually all of the Company’s currency risk currently relates to Euro. At this time, the Company does not use hedging instruments to cover the exchange rate risk. As of December 31, 2023, cash deposits in EURO amounted to €357,000.

Interest rate risk: During 2022, the Company entered into a 60-month loan and security agreement with Innovatus for a total amount of $70 million, under which an amount of $35 million was drawn in 2022. The loan accrues interest at a floating per annum rate equal to the sum of (a) the greater of (i) the Prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. For every increase of 0.25% in the Prime rate, the Company’s interest expense increases by approximately $90,000 per year.

Cash and investment risk: The credit risk on cash and cash equivalents of $22.4 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies. The Company had no exposure to Silicon Valley Bank, Silvergate Bank, or Credit Suisse.

1.5. Public takeover bids

As part of the transition from the Company’s past dual listing on Euronext Brussels and NASDAQ to a sole listing on NASDAQ, the Company’s shares were de-listed from Euronext Brussels on December 18, 2023. Euronext Brussels is a “regulated market” within the meaning of the Markets in Financial Instruments Directive (Directive 2014/64/EU) (MiFID II) and the Markets in Financial Instruments Regulation (Regulation (EU) 600/2014) (MiFIR), which came into effect on January 3, 2018. While NASDAQ is a reputed and well-known trading venue for securities, it does not qualify as a regulated market in Belgium or elsewhere in the European Economic Area. Consequently, as a result of the de-listing from Euronext Brussels, the Company no longer qualifies as a listed company pursuant to article 1:11 of the Belgian Companies and Associations Code, nor as a public-interest entity pursuant to article 1:12 of the Belgian Companies and Associations Code as from December 18, 2023.

The board of directors confirms that, no takeover bid has been instigated by third parties in respect of the Company’s equity during the financial year 2023.

1.6. Branch offices

The Company does not have any branch. MDxHealth operates a second U.S. laboratory, operating as Delta Laboratories LLC (d/b/a MDxHealth Central), located at 7000 Preston Road in Plano, Texas.

1.7. Justification of valuation rules on the basis of going concern

MDxHealth has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2023, had an accumulated deficit of $331.4 million, a net loss of $43.1 million, and net cash used in operating activities of $21.5 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise substantial doubt about its ability to continue as a going concern, these statutory and consolidated financial statements have been prepared assuming that MDxHealth will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure. The board of directors believes that the losses are related to MDxHealth’s current stage of development in the biotechnology sector, and are not representative of MDxHealth’s potential to become profitable. In recent years, MDxHealth has managed to end each financial year with sufficient cash, available-for-sale investments or financing commitments to cover its cash requirements for more than one year.

As of December 31, 2023, the Company had cash and cash equivalents of $22.4 million. On May 1, 2024, the Company’s U.S. subsidiary closed a $100 million loan and security agreement with funds managed by OrbiMed Advisors LLC. The Group drew down $55 million from this loan, replacing its existing $35 million debt facility with Innovatus. Taking into account the above financial situation and on the basis of the most recent business plan including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to meet the conditions and covenants as embedded in the OrbiMed credit facility and to be able to access additional cash through debt, equity or other means, for which at this moment a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. The Company also believes the going concern assumption is justified based on its ability to realize cost savings in case it will not be successful in raising additional cash through debt, equity or other means.

See also paragraph “Comments on the approval of the statutory financial statements” above.

1.8. Conflicts of interests and related party transactions (Articles 7:96 and 7:97 BCAC)

Article 7:96 BCAC provides for a special procedure within the board of directors in the event of a potential conflict of interest between one or more directors in relation to one or more decisions or transactions falling within the remit of the board of directors. In the event of a conflict of interest, the director concerned is required to inform his or her peers before the conflict arises. In this respect, the director concerned is also required to comply with the rules of the Belgian Companies and Associations Code.

In addition, Article 7:97 BCAC provides that a special procedure applies to intra-group or related party transactions. This procedure applies to decisions or transactions between the Company and related parties, but which are not subsidiaries of the Company. It also applies to decisions or transactions between any subsidiary of the Company and related parties to those subsidiaries, but which are not themselves subsidiaries of the Company. However, this procedure does not apply to decisions made or transactions entered into in the normal course of business dealt with under market conditions, or to decisions and transactions the value of which does not exceed 1% of the consolidated net assets of the Company. Furthermore, this procedure no longer applies to the Company (nor its subsidiaries) since the de-listing of the Company’s shares from Euronext Brussels on December 18, 2023.

In 2023, the Company did not proceed with any related party transactions.

In accordance with Article 7:96 of the Belgian Companies and Associations Code, the board of directors has clearly indicated whenever it has encountered an interest of a proprietary nature that is potentially opposed to the interests of the Company.

In 2023, the following conflict of interest was reported:

Minutes of the board of directors’ meeting of March 21, 2023.

“Prior to the deliberation and resolutions by the Board regarding the approval of items concerning executive remuneration matters, Mr. McGarrity made the following declarations insofar as needed and applicable, in accordance with Article 7:96 of the Belgian Companies and Associations Code. As an agenda item entails discussions by the Board on items concerning executive remuneration matters, Mr. McGarrity could be in a situation of conflict of interests within the meaning of Article 7:96 of the Belgian Companies and Associations Code in relation to the resolutions to be passed by the Board in connection with this sole item on the agenda. Mr. McGarrity will also inform the Company’s statutory auditor of the foregoing, insofar as necessary and applicable, in accordance with the provisions of Article 7:96 of the Belgian Companies and Associations Code. Hence, Mr. McGarrity informed the meeting that he would not take part in the further deliberation and resolutions of the Board in relation with this sole item on the agenda. Subsequently, Mr. McGarrity no longer took part in the further deliberation and resolutions of the Board with respect to the above-referenced agenda item.

At the invitation of the Chairman of the Board, Mr. Hardison submitted to the meeting the Reports of the Nomination and Remuneration Committee following its meetings held on September 12, 2022, and March 1, 2023. Each of the directors confirmed their receipt and review of the submitted Reports. The Board discussed the recommendations that were made by the Nomination and Remuneration Committee in relation to the annual performance review of the Company’s executive management and the executive remuneration determinations of the Committee. The Board was of the opinion that, taking into account the other elements proposed by the Nomination and Remuneration Committee, these elements were appropriate and reasonable, and the determinations are approved and ratified by the Board. “

The financial consequences of this decision are disclosed in Item 6B (Director Compensation) of the Company’s 20-F.

1.9. Acquisition of own shares (Article 7:220 BCAC)

Neither the Company nor any person acting in his own name but on behalf of the Company has acquired shares of the Company during the financial year 2023.

1.10.  Transactions under the authorised capital (Article 7:203 BCAC)

Capital increase of October 20, 2023

On August 2, 2022, the Company and Exact Sciences entered into an asset purchase agreement (the “Asset Purchase Agreement”) pursuant to which, among other things and subject to the terms and conditions included in the Asset Purchase Agreement, Exact Sciences agreed to sell and assign, and the Company agreed to purchase and assume, the business of developing, marketing and performing the Oncotype DX Genomic Prostate Score test (the “GPS Test Business”). On August 23, 2023, the Company and Exact Sciences entered into an amendment to the Asset Purchase Agreement (as further amended on October 9, 2023).On October 20, 2023, in the framework of the amendment to the Asset Purchase Agreement, the board of directors decided to increase the share capital of the Company within the framework of the authorized capital, with an amount of EUR 877,500, against the issuance by the Company of 2,500,000 new ordinary shares, to be delivered to Exact Sciences at an issue price per new share of EUR 0.3324, as contemplated by the amendment to the Asset Purchase Agreement.